UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 40-F/A
(Amendment No. 1)

_____________________

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______ Commission file number: _________

_____________________

Apex Critical Metals Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number.)

1450-789 West Pender Street

Vancouver, British Columba V6C 1H2, Canada

Telephone (604) 910-2607

(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10168

Telephone (800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all communications, including communications sent to agent for service, should be sent to:

Brian Fast
Jun Ho Song
Cozen O'Connor LLP
Bentall 5
550 Burrard Street, Suite 2501
Vancouver, British Columbia V6C 2B5, Canada
Telephone (236) 317-5567

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares Without Par Value	APXC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

EXPLANATORY NOTE

Apex Critical Metals Corp. (the "Company" or the "Registrant") is a Canadian issuer eligible to file this registration statement (this "Registration Statement") pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this registration statement on Form 40-F with the United States Securities and Exchange Commission (the "Commission") to register its common shares under Section 12(b) of the Exchange Act.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.64, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.63 and 99.64, as set forth in the Exhibit Index attached hereto.

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits incorporated by reference into this Registration Statement, includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. These statements are based on the Registrant's current expectations, estimates and assumptions in light of its experience and perception of historical trends. All statements other than statements of historical fact may constitute forward-looking statements. Often, forward-looking statements are identified by words such as "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect," "project," "potential," "ongoing," "could," "would," "target" or the negative of these terms or similar expressions, although not all forward-looking statements contain these terms or similar expressions. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates of this Registration Statement and the documents incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including in the documents incorporated by reference herein.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its audited annual financial statements, which are filed with this Registration Statement and attached hereto as Exhibit 99.58, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 12, 2025, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = CDN$1.3769.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the Commission. Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

DESCRIPTION OF COMMON SHARES

The Registrant is authorized to issue an unlimited number of common shares without par value. The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and shall have one vote for each common share held at all meetings of the shareholders of the Registrant, except meetings at which only holders of another specified class or series of shares of the Registrant are entitled to vote separately as a class or series. Subject to the prior rights of the holders of other shares ranking senior to the common shares with respect to priority in payment of dividends, the holders of common shares shall be entitled to receive dividends and the Registrant shall pay dividends thereon, as and when declared by the directors of the Registrant out of moneys properly applicable to the payment of dividends, in such amount and in such form as the directors of the Registrant may from time to time determine and all dividends which the directors of the Registrant may declare on the common shares shall be declared and paid in equal amounts per common share on all common shares at the time outstanding. In the event of the liquidation, dissolution or winding-up of the Registrant or any other distribution of assets of the Registrant among its shareholders for the purpose of winding-up its affairs or upon a reduction of capital, the holders of the common shares shall, subject to the prior rights of the holders of other shares ranking senior to the common shares in respect of priority in the distribution of assets upon liquidation, dissolution, winding-up or any other distribution of assets for the purpose of winding-up or a reduction of capital, be entitled to share equally, share for share, in the remaining assets and property of the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL AND OTHER OBLIGATIONS

The following table lists, as of July 31, 2025, information with respect to the Registrant's known contractual obligations (in Canadian dollars):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts Payable and Due to Related Parties	$1,324,157	$1,324,157
Marketing Contracts	$2,257,500	$2,257,500
Total	$3,581,657	$3,581,657	-	-	-

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement.

Exhibit	Description
99.1*	News Release dated August 19, 2024
99.2*	Material Change Report dated August 19, 2024
99.3*	News Release dated September 24, 2024
99.4*	Material Change Report dated September 24, 2024
99.5*	News Release dated October 31, 2024
99.6*	Material Change Report dated November 1, 2024
99.7*	Letter to BC Securities Commission, Ontario Securities Commission, The Canadian Depository for Securities, Canadian Securities Exchange dated November 4, 2024
99.8*	News Release dated November 12, 2024
99.9*	Management's Discussion and Analysis for years ended July 31, 2024
99.10	Audited Annual Financial Statements for the years ended July 31, 2024, 2023
99.11*	News Release dated November 26, 2024
99.12*	News Release dated November 26, 2024
99.13*	Management's Discussion and Analysis for the three months ended October 31, 2024
99.14*	Condensed Interim Consolidated Financial Statements for the three months ended October 31, 2024
99.15*	News Release dated December 18, 2024
99.16*	News Release dated December 19, 2024
99.17*	News Release dated December 30, 2024
99.18*	Material Change Report dated December 30, 2024
99.19*	News Release dated February 5, 2025
99.20*	Management Information Circular dated January 27, 2025
99.21*	Notice of the Meeting dated January 27, 2025
99.22*	Material Change Report dated February 13, 2025
99.23*	News Release dated February 14, 2025
99.24*	News Release dated February 21, 2025
99.25*	Material Change Report February 21, 2025
99.26*	News Release dated February 21, 2025
99.27*	News Release dated March 14, 2025
99.28*	Management's Discussion and Analysis for the six months ended January 31, 2025
99.29*	Condensed Interim Consolidated Financial Statements for the six months ended January 31, 2025
99.30*	News Release dated June 9, 2025
99.31*	News Release dated June 19, 2025
99.32*	Management's Discussion and Analysis for the nine months ended April 30, 2025
99.33*	Condensed Interim Consolidated Financial Statements for the nine months ended April 30, 2025
99.34*	News Release dated July 10, 2025
99.35*	News Release dated July 22, 2025
99.36*	News Release dated July 30, 2025
99.37*	News Release dated August 1, 2025
99.38*	News Release dated August 12, 2025
99.39*	News Release dated August 21, 2025
99.40*	News Release dated August 27, 2025
99.41*	News Release dated September 3, 2025
99.42*	News Release dated September 8, 2025
99.43*	News Release dated September 8, 2025
99.44*	Material Change Report dated September 10, 2025
99.45*	Material Change Report dated September 10, 2025
99.46*	News Release dated October 1, 2025
99.47*	Material Change Report dated October 3, 2025
99.48*	News Release dated October 7, 2025
99.49*	News Release dated October 8, 2025

Exhibit	Description
99.50*	News Release dated October 14, 2025
99.51*	News Release dated October 22, 2025
99.52*	Annual Information Form for the year ended July 31, 2024 dated October 20, 2025
99.53*	News Release dated October 30, 2025
99.54*	Material Change Report dated October 30, 2025
99.55	News Release dated November 12, 2025
99.56	News Release dated November 24, 2025
99.57	Management's Discussion and Analysis for the year ended July 31, 2025
99.58	Audited Annual Financial Statements for the years ended July 31, 2025 and 2024
99.59	Annual Information Form for the financial year ended July 31, 2025 dated November 27, 2025
99.60	News Release dated December 8, 2025
99.61	News Release dated December 15, 2025
99.62*	"Technical Report on the CAP Property, Northeast of Prince George, British Columbia, Canada" with an effective date of December 8, 2022, prepared by Alex Knox, M.Sc., P.Geo., of AWK Geological Consulting Ltd.
99.63	Consent of Alex Knox, M.SC., P. Geo of AWK Geological Consulting Ltd.
99.64	Consent of DeVisser Gray LLP

*Previously Filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

APEX CRITICAL METALS CORP.

By:	/s/ Sean Charland
Name: Sean Charland
Title: Chief Executive Officer and President

Date: December 15, 2025